Husqvarna

Press release

Stockholm, 25 September 2006

Husqvarna signs agreement to acquire outdoor power products operation from Komatsu of Japan

Husqvarna has signed a Letter of Intent with Komatsu Ltd. regarding acquisition of the outdoor power products operation within Komatsu Zenoah Co. ("Komatsu Zenoah").

Komatsu Zenoah is a leading producer of portable outdoor power products and is the market leader in Japan. The outdoor-product range comprises mainly brush cutters, chainsaws, trimmers and blowers. Sales for this operation in 2005/2006, the latest fiscal year, amounted to approximately JPY 19 billion (approximately USD 170m), of which about half in Japan. The number of employees was approximately 700. Production is based in Japan and China.

The acquisition will strengthen Husqvarna's position in the global market for professional forestry equipment as well as portable lawn and garden equipment, and will also strengthen the Group's presence in Asia.

A final agreement is expected to be signed before year-end, subject to due diligence and approval by the relevant authorities. The acquisition is expected to be completed by the first quarter of 2007. The operation will be integrated in the Group's Professional Products business area.

"Komatsu Zenoah has a strong product offering and extensive expertise in two-stroke engines. This provides a good fit with Husqvarna's operations, and we see substantial opportunities for achieving synergies in several areas. The acquisition will also strengthen our position in Asia in terms of both market presence and production", says Bengt Andersson, President and CEO of Husqvarna.

For more information, please contact Åsa Stenqvist, Senior Vice President, Corporate Communications and Investor Relations, tel. +46 8 738 64 94

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Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

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HUSQVARNA AB (publ) SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com